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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or
                       Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                                                  Commission File Number 0-25357
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                               TravelNow.com Inc.
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             (Exact name of registrant as specified in its charter)

         318 Park Central East - Suite 418, Springfield, Missouri 65806
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       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, Par Value $.01 Per Share
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            (Title of Each class of securities covered by this Form)

                                      None
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Titles of all other classes of securities for which a duty to file reports under
                         Section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)    /X/   Rule 12h-3(b)(1)(ii)    / /

              Rule 12g-4(a)(1)(ii)   / /   Rule 12h-3(b)(2)(i)     / /

              Rule 12g-4(a)(2)(i)    / /   Rule 12h-3(b)(2)(ii)    / /

              Rule 12g-4(a)(2)(ii)   / /   Rule 15d-6              / /

              Rule 12h-3(b)(1)(i)    /X/

         Approximate number of holders of record as of the certification or notice date.

                                     One (1)
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         Pursuant to the requirements of the Securities Exchange Act of 1934
TravelNow.com Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: February 20, 2001             By: /s/ GREGORY S. PORTER
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                                    Name: Gregory S. Porter
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                                    Title: Vice President
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